Morgan, Lewis & Bockius LLP

Counselors at Law

1701 Market Street

Philadelphia, PA 19103-2921

215-963-5000

Fax: 215-963-5001

December 22, 2011

VIA EDGAR

Mara L. Ransom

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EDGAR Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
File No. 001-32194

Dear Ms. Ransom:

We are writing to confirm my telephone conversation with Ms. Brigitte Lippmann on December 22, 2011, during which we requested that EDGAR Online, Inc. be provided additional time to respond to your letter of December 20, 2011 to Mr. Robert J. Farrell regarding the above-referenced filings. In this regard, EDGAR Online, Inc. has advised us that it will provide a response by January 13, 2012. We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Justin W. Chairman

Justin W. Chairman